EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

December 3, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Joe McCann, Esq., Office of Life Sciences

Re:	Mystic Holdings, Inc.
Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A
Filed November 6, 2020
File No: 024-11093

Ladies and Gentlemen:

On behalf of Mystic Holdings, Inc., a Nevada corporation (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 3 (“Amendment No. 3”) to the captioned Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A (“Amendment No. 2”), including one complete copy of the exhibits listed in Amendment No. 3 as filed therewith.

Amendment No. 3 responds to the comments received from the staff of the SEC in its comment letter dated November 23, 2020, with respect to Amendment No. 2 filed by the Company on November 6, 2020.

Courtesy copies of this letter and Amendment No. 3, together with all exhibits, are being provided directly to the staff for its convenience (attention: Joe McCann, Esq.) in the review of the foregoing documents. To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in this letter correspond to the page numbers of the Amendment.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A filed November 6, 2020

Index to Consolidated Financial Statements, page F-1

1.	Please revise to include the financial statements of Blum-Desert Inn for the years ended December 31, 2018 and the six months ended June 30, 2019 pursuant to Part F/S of the Form 1-A.

Response: As requested by the staff, Amendment No. 3 has been revised to include the financial statements of Blum-Desert Inn for the years ended December 31, 2018 and the six months ended June 30, 2019.

December 3, 2020

Mystic Holdings Financial Statements

Note 3: Summary of Significant Accounting Policies

Revenue Recognition, page F-33

2.	It appears that you should have adopted ASC 606 pursuant to ASC 606-10-65-1b. Please revise the policy footnote herein. In addition, you state on page F-64 in the MediFarm I financial statements that you adopted ASC 606 effective January 1, 2018. However the disclosure on page F-33 refers to ASC 605. Please revise accordingly.

Response: The Company adopted ASC 606, pursuant to ASC 606-10-65-1B effective January 1, 2018. Upon adoption, the Company determined the rule had no impact on its financial statements. The Company’s audited financial statements and notes to financial statement have been restated, and its unaudited statements and notes thereto have been revised to reflect the adoption of ASC 606.

In addition, the disclosure on page F-33 has been revised accordingly as per SEC comment (as shown on page F-35 of Amendment No. 3).

Note 20: Subsequent Events, page F-49

3.

We note the stock split effected September 10, 2020. Please advise or revise your document to provide the retroactive presentation reflecting the split as applicable as required by ASC 260-10-55-12. For example, it would appear that certain information in the audited December 31, 2019 and unaudited June 30, 2020 balance sheets and statements of equity would need to be revised, as well as the information included in the footnotes for short-term debt, long-term debt and convertible debentures.

Response:

The financial statements have now been revised to provide the retroactive presentation of the split stock, as applicable, as required by ASC 260-10-55-12. The Company’s audited financial statements for the year ended December 31, 2018 have been restated to provide the retroactive presentation reflecting the stock split as required by ASC 260-10-55-12. Likewise, the Company’s audited balance sheet and statement of equity for the year ended December 31, 2019, and unaudited balance sheet and statement of equity for the six months ended June 30, 2020, including footnotes for short term debt, long term debt and convertible debentures have been revised accordingly. We evaluated the effect of stock split on short term debt, long term debt and convertible debentures and concluded no changes to such debt obligations were required in response to the stock split.

Pro Forma Financial Information, page F-65

4.	We note that several components of the historical information presented in the pro forma balance sheet and pro forma income statement do not reconcile to the audited information provided earlier in your document. For example:

●	The first column for Mystic Holdings, Inc., in both the pro forma balance sheet and pro forma income statement, does not reconcile to Mystic’s audited balance sheet and income statement on pages F-4 and F-5, respectively. Please advise, specifically addressing the inclusion of the Investments in Subsidiaries line item in the pro forma balance sheet, or revise accordingly.

Response: As requested, the pro-forma balance sheet and pro forma income statement have been revised accordingly (as shown on pages F-87 and F-88 of Amendment No. 3).

●	In the pro forma income statement, Total operating expenses and the Other income line item in the column for MediFarm I LLC does not reconcile to MediFarm I’s audited income statement on page F-53, despite the fact that net income is the same in both locations. Please advise or revise accordingly.

Response: As requested, the pro-forma balance sheet and pro forma income statement have been revised accordingly (as shown on pages F-87 and F-88 of Amendment No. 3).

December 3, 2020

5.	You state on page F-16 that Blum-Desert Inn was consolidated beginning on November 1, 2019. Please address the following:

●	Tell us what the Blum-Desert Inn column on the pro forma balance sheet represents as Blum-Desert Inn should be included in the financial statements of Mystic Holdings, Inc. as of December 31, 2019. To the extent that you have pro forma adjustments to the balance sheet related to the Blum-Desert Inn acquisition, please clearly footnote the adjustments. For example, it is not clear what the $60,956 adjustment relates.

Response: Initially, the Blum-Desert Inn column was presented separately from the Mystic Holdings, Inc. column on the pro forma balance sheet as of December 31, 2019. The pro forma balance sheet has been revised such that the reflects Blum Desert Inn balance sheet consolidated with the Mystic Holdings, Inc. balance sheet as of December 31, 2019.

●	Revise Note 1 - Basis of presentation on page F-67 to clarify that the pro forma balance gives effect to the acquisitions as if they had occurred on December 31, 2019.

Response: The Basis of presentation on page F-67 has been revised such that the pro forma balance gives effect to the acquisitions as if they had occurred on December 31, 2019 (as shown on page F-89 of Amendment No. 3).

●	Revise to clarify, if such is the case, that the adjustments on the pro forma Statement of Income reflect the income of Blum-Desert Inn as if the entity had been consolidated as of January 1, 2019. The adjustments should incorporate the income of Blum-Desert for the ten months ended October 31, 2019 as well as any adjustments as a result of business combination accounting.

Response: The pro forma Statement of Income has been revised to reflect the income of Blum Desert Inn as if the entity had been consolidated as of January 1, 2019. The pro forma Statement of Income has been revised to reflect the income of Blum Desert Inn for the ten months ended October 31, 2019.

The Company is anxious to complete this financing transaction this month. The Company respectfully requests the staff to review the remaining comment responses on an accelerated basis so that the qualification of the Post-Qualification Offering Statement may occur on or before Friday, December 11, 2020.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Offering Statement, please do not hesitate to contact Lorenzo Barracco, the Chief Executive Officer of the Company, at (646) 286-9070, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Joe McCann, Esq.
Ms. Mary Mast, Esq.
Mr. Lorenzo Barracco